Exhibit 12.1

Kansas Gas and Electric Company

Computations of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Six Months Ended June 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings from continuing operations (a)	$32,307	$115,786	$93,630	$75,618	$35,701	$120,683

Fixed Charges:
Interest expense	14,840	33,171	55,467	47,844	49,610	49,605
Interest on corporate-owned life insurance borrowings	23,700	45,396	47,245	46,853	44,063	39,444
Interest applicable to rentals	8,825	18,270	19,688	20,766	22,822	23,039

Total Fixed Charges	47,365	96,837	122,400	115,463	116,495	112,088

Earnings (a)	$79,672	$212,623	$216,030	$191,081	$152,196	$232,771

Ratio of Earnings to Fixed Charges	1.68	2.20	1.76	1.65	1.31	2.08

(a)	Earnings are deemed to consist of earnings from continuing operations and fixed charges. Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.